UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28604 / January 16, 2009

_____

In the Matter of	:
	:
Grail Advisors, LLC and	:
Grail Advisors ETF Trust (formerly known as	:
Grail Advisors' Alpha ETF Trust)	:
One Ferry Building, Suite 255	:
San Francisco, CA 94111	:
	:
(812-13440)	:

_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors' Alpha
ETF Trust) filed an application on October 17, 2007, and amendments to the application on
August 1, 2008, December 31, 2008 and January 14, 2009, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32),
5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) for an
exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) certain registered open-end management investment companies and their
series to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"), (b)
secondary market transactions in Shares to occur at negotiated prices, (c) certain series to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
Shares for redemption, (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of Creation
Units, and (e) certain registered management investment companies and unit investment trusts
outside of the same group of investment companies as the series to acquire Shares.

On December 23, 2008, a notice of the filing of the application was issued (Investment Company
Act Release No. 28571). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Grail Advisors LLC and Grail Advisors ETF Trust (File No. 812-13440),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary